MILBANK, TWEED, HADLEY & MCCLOY LLP
601 South Figueroa Street
Thirtieth Floor
Los Angeles, California 90017-5765
(213) 892-4000
Facsimile: (213) 892-4733

June 26, 2007

VIA FEDEX AND EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela Carmody

Re:	Station Casinos, Inc.
Revised Schedule 14A filed June 8, 2007
File No. 1-12037
Schedule 13E-3/A filed by Station Casinos, Inc., et al. on June 8, 2007
File No. 5-48915

Dear Ms. Carmody:

On behalf of Station Casinos, Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 14, 2007 (the “Comment Letter”) relating to the above-referenced revised Schedule 14A Amendment No. 1 filed on June 8, 2007 (the “Proxy Statement”) and Schedule 13E-3 Amendment No. 1 filed on June 8, 2007 (the “Schedule 13E-3”). The Company has revised the Proxy Statement and Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter an amended Preliminary Schedule 14A (the “Amended Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that reflect these revisions and generally update the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Amended Schedule 13E-3 or the Amended Proxy Statement, as applicable. Capitalized terms used and not defined herein have the meanings given to such terms in the Amended Proxy Statement.

The responses and information described below are based on information provided to us by representatives of the Company, the Fertittas, Colony or their respective affiliates, as the case may be.

Proxy Statement

Special Factors, page 17

—Background of the Merger, page 17

1.                                       We note your response to our previous comment number 6; however, it still remains unclear as to why the Fertittas approached Firm A.  For example, did they seek Finn A’s participation as an investor or its assistance to identify potential investors?

RESPONSE: In response to the Staff’s comment, the disclosure contained on page 17 of the Amended Proxy Statement has been revised.

Ms. Pamela Carmody
Securities and Exchange Commission
June 26, 2007

2.                                       We note your response to our previous comment number 8.  Describe the analysis in more detail, quantifying to the extent practicable.  Further, Colony would appear to be an affiliate of the Company for purposes of the going private transaction and, accordingly, the analysis provided by E&Y may be a 1015 report.  Please advise.

RESPONSE:  In response to the Staff’s comment, the disclosure on page 18 of the Amended Proxy Statement has been revised to more fully describe the tax and accounting due diligence performed by E&Y on behalf of Colony.  The scope of services provided by E&Y to Colony primarily included analysis of historical earnings and accounting policies and procedures of the Company which was not material to the transaction.  Furthermore, E&Y did not provide any valuation services of the Company, nor did E&Y provide a report or opinion relating to the merger consideration or the fairness of the merger consideration to be offered to the Company’s unaffiliated stockholders.

We respectfully disagree that Colony is an “affiliate” of the Company within the meaning of Rule 13e-3 promulgated under the Exchange Act and, accordingly, that the tax and accounting due diligence analysis provided by E&Y to Colony should be filed as a 1015 report. If Colony were acquiring the Company alone it would not independently be considered an affiliate because it neither directly nor indirectly controls, is controlled by or is under common control with the Company.  The definition of “affiliate” as used in Rule 13e-3 states that “a person who is not an affiliate of an issuer at the commencement of such person’s tender offer for a class of equity securities of such issuer will not be deemed an affiliate of such issuer prior to the stated termination of such tender offer…”  Similarly, as Colony was not an affiliate upon signing of the merger agreement, it should not be deemed an affiliate of the Company prior to the effective time of the merger.

This proposed transaction is a Rule 13e-3 transaction solely by virtue of the Fertittas’ relationship with the Company.  Colony’s inclusion as a “filing person” of the Schedule 13e-3 is due to the mandate of General Instruction C and does not in and of itself cause Colony to be an “affiliate.”  The Commission has previously noted that a purchaser can become an affiliate of a subject company by “means other than equity ownership as part of the overall sales transaction and thereby [is] in control of the seller’s business both before and after the transaction.” See Exchange Act Release No. 16075 (August 2, 1979).  With respect to control over the Company’s business prior to the closing of the proposed transaction, neither Colony nor any of its subsidiaries have the ability to exercise any control over the conduct of the Company’s business.  With respect to approval of the proposed transaction, Colony did not exercise any control over the decision to approve the merger.  Colony and the Fertittas made a joint bid to acquire the Company, which was approved by an independent special committee of the board of directors of the Company after a formal review process. Throughout this process, Colony did not exercise, nor have the ability or opportunity to exercise, control over any of the Fertittas, the Company, the board of directors of the Company or the special committee. Nor did any of the Fertittas, the Company or any member of the board of directors or the special committee exercise, or have the ability or opportunity to exercise, control over Colony.  Nor are Colony or the Company under common control.

3.                                       We note your response to our previous comment number 9 and cannot agree that the leveraged recapitalization analysis is not an Item 1015 report.  In this regard, we note that the special committee compared the merger consideration to the potential value that may result from a leveraged recapitalization as a factor supporting its fairness determination.  See the first bullet on page 26.

RESPONSE:  In response to the Staff’s comment, page 44 of the Amended Proxy Statement has been revised to summarize the preliminary leveraged recapitalization analysis discussed with the special committee at its January 19, 2007 meeting.  In addition, the preliminary leveraged recapitalization analysis from Bear Stearns’ January 19, 2007 presentation previously provided to the Staff as supplemental information, and additional slides from this presentation referred to in this analysis, will be filed as exhibits to the Schedule 13e-3.  We also wish to note that, although footnote 1 on page 25 of the preliminary leveraged recapitalization analysis refers to “calculations on the following pages,” this reference was inadvertently included in the final preliminary analysis discussed with the special committee, although no calculations on any following pages were necessary for an understanding of the analyses on that page 25.  However, because this footnote reference was included in the preliminary analysis

Ms. Pamela Carmody
Securities and Exchange Commission
June 26, 2007

presented to the special committee, it has been maintained in the preliminary leveraged recapitalization analysis to be filed with the Schedule 13e-3 without revision or modification.

Recommendation of the Special Committee ..., page 26

4.                                       We note the disclosure added in response to our previous comment number 12.  Please expand to quantify to the extent practicable.

RESPONSE: In response to the Staff’s comment, we have revised page 26 of the Amended Proxy Statement to add a cross-reference to the disclosure regarding the special committee’s evaluation of a leveraged recapitalization, which discussion includes, among other things, the range of values considered by the special committee in connection with such a transaction.  See response to comment 3 above.

* * * *

Please do not hesitate to call me at (213) 892-4333 or Deborah J. Ruosch of our firm at (213) 892-4671 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Kenneth J. Baronsky

Kenneth J. Baronsky